SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33216

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

August 31, 2018

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of August 2018. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on September 25, 2018, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS:  The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Branch Chief, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

### AIP Long/Short Fund A [File No. 811-22094]

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 100 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on Section 3(c)(1) of the Act.

Filing Dates:  The application was filed on August 9, 2018, and amended on August 28, 2018.

Applicant's Address:  522 Fifth Avenue, New York, New York 10036.

### AIP Long/Short Fund P [File No. 811-22095]

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On February 2, 2018 and May 9, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $1,000 incurred in connection with the liquidation were paid by the applicant.

Filing Dates:  The application was filed on August 9, 2018, and amended on August 28, 2018.

Applicant's Address:  522 Fifth Avenue, New York, New York 10036.

### BlackRock New Jersey Municipal Bond Trust [File No. 811-21050]

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock MuniYield New Jersey Fund, Inc., and on July 2, 2018, the acquiring fund made final distributions on behalf of the applicant to its shareholders based on net asset value. Expenses of approximately $223,134 incurred in connection with the reorganization were paid by the applicant.

Filing Date:  The application was filed on July 30, 2018.

Applicant's Address:  100 Bellevue Parkway, Wilmington, Delaware 19809.

**BlackRock New Jersey Municipal Income Trust [File No. 811-10335]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock MuniYield New Jersey Fund, Inc., and on July 2, 2018, the acquiring fund made final distributions on behalf of the applicant to its shareholders based on net asset value. Expenses of approximately $262,733.54 incurred in connection with the reorganization were paid by the applicant.

Filing Date:  The application was filed on July 30, 2018.

Applicant's Address:  100 Bellevue Parkway, Wilmington, Delaware 19809.

**Claymore Exchange-Traded Fund Trust [File No. 811-21906]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Invesco Exchange-Traded Fund Trust, Invesco Exchange-Traded Fund Trust II, Invesco Actively Managed Exchange-Traded Fund Trust and Invesco Exchange-Traded Self-Indexed Fund Trust, and on April 6, 2018 and May 18, 2018 made final distributions to its shareholders based on net asset value. Expenses of $4,463,723 incurred in connection with the reorganization were paid by the applicant's investment adviser, the acquiring funds' investment adviser, and/or their affiliates.

Filing Dates:  The application was filed on June 19, 2018, and amended on July 20, 2018 and August 9, 2018.

Applicant's Address:  227 West Monroe Street, Chicago, Illinois 60606.

**Claymore Exchange-Traded Fund Trust 2 [File No. 811-21910]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Invesco Exchange-Traded Fund Trust II, Invesco Actively Managed Exchange-Traded Fund Trust and Invesco Exchange-Traded Self-Indexed Fund Trust, and on April 6, 2018 and May 18, 2018 made final distributions to its shareholders based on net asset value. Expenses of $1,702,022 incurred in connection with the reorganization were paid by the applicant's investment adviser, the acquiring funds' investment adviser, and/or their affiliates.

Filing Dates:  The application was filed on June 19, 2018, and amended on July 20, 2018 and August 9, 2018.

Applicant's Address:  227 West Monroe Street, Chicago, Illinois 60606.

### Diversified Real Asset Income Fund [File No. 811-22936]

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Nuveen Real Asset Income & Growth Fund and, on November 1, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $738,892 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Dates:  The application was filed on July 25, 2018, and amended on August 21, 2018.

Applicant's Address:  333 West Wacker Drive, Chicago, Illinois 60606.

### Nuveen Flexible Investment Income Fund [File No. 811-22820]

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Nuveen Preferred & Income Opportunities Fund and, on July 3, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $572,101 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Dates:  The application was filed on July 25, 2018, and amended on August 21, 2018.

Applicant's Address:  333 West Wacker Drive, Chicago, Illinois 60606.

### Rydex ETF Trust [File No. 811-21261]

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Invesco Exchange Traded Fund Trust (formerly PowerShares

Exchange Traded Fund Trust), Invesco Exchange-Traded Fund Trust II (formerly PowerShares Exchange-Traded Fund Trust II) and Invesco Exchange-Traded Self-Indexed Fund Trust (formerly PowerShares Exchange-Traded Self-Indexed Fund Trust), and on April 6, 2018 made a final distribution to its shareholders based on net asset value. Expenses of approximately $5,200,938 incurred in connection with the reorganization were paid by the applicant's investment adviser, the acquiring funds' investment adviser, and/or their affiliates.

Filing Dates:  The application was filed on June 19, 2018, and amended on July 20, 2018 and August 9, 2018.

Applicant's Address:  702 King Farm Boulevard, Suite 200, Rockville, Maryland 20850.

**Winton Diversified Opportunities Fund [File No. 811-23028]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 29, 2018, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of approximately $79,227 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates:  The application was filed on July 18, 2018, and amended on August 10, 2018.

Applicant's Address:  One Freedom Valley Drive, Oaks, Pennsylvania 19456.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Assistant Secretary